SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

PARAMOUNT RESOURCES LTD.

(Translation of registrant’s name into English)

4700 – 888 – 3rd Street S. W.
Calgary, Alberta, Canada T2P 5C5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

SIGNATURES

Form 6-K Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)
	By:	/s/ Charles E. Morin
		Name:	Charles E. Morin
Date: May 7, 2004		Title:	Corporate Secretary

Form 6-K Exhibit Index

Exhibit
No.
1	News release dated May 6, 2004, referred to as:

“PARAMOUNT RESOURCES LTD. Financial and Operating Results for the First Quarter Ended March 31, 2004”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta
May 6, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD.
Financial and Operating Results for the First Quarter Ended March 31, 2004

CALGARY, ALBERTA — Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the quarter ended March 31, 2004.

Financial Highlights (unaudited)
($ thousands except per share amounts and where stated otherwise)

	Three Months Ended
	March 31
FINANCIAL	2004	2003	% Change
Petroleum and natural gas sales	$105,504	$150,932	–30%
Cash flow (1)
From operations	59,554	58,489	2%
Per share — basic	1.00	0.97	3%
— diluted	0.99	0.97	2%
Earnings
Net earnings	3,179		912%
Per share — basic and diluted	0.05	0.01	400%
Capital expenditures
Exploration and development	111,769	52,409	113%
Acquisitions, dispositions and other	(2,939)	(271,393)	–99%
Net capital expenditures	108,830	(218,984)	—
Total assets (3)	1,245,159	1,177,130	6%
Net debt (2)(3)	382,891	307,704	24%
Shareholders’ equity (3)	490,901	496,033	–1%
Common shares outstanding (thousands)
— March 31	59,291	60,169	–1%
— April 30	58,465

OPERATING
Production
Natural gas (MMcf/d)	141	193	–27%
Crude oil and liquids (Bbl/d)	5,675	7,892	–28%
Total production (Boe/d) @ 6:1	29,178	40,088	–27%

Average prices
Natural gas (pre-hedge) ($/Mcf)	6.54	6.93	–6%
Natural gas ($/Mcf) (4)	6.92	5.40	28%
Crude oil and liquids (pre-hedge) ($/Bbl)	41.87	42.98	–3%
Crude oil and liquids ($/Bbl) (4)	38.38	38.95	–1%

	Three Months Ended
	March 31
FINANCIAL	2004	2003	% Change
Drilling activity (gross)
Gas	81	67	21%
Oil	4	5	–20%
Oil sands evaluation (5)	17	—	—
D&A	4	5	–20%
Total wells	106	77	38%
Success rate (5)	96%	94%	2%

(1)	Cash flow from operations is a non-GAP term that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt.

(2)	Net debt is equal to long-term debt plus working capital deficiency.

(3)	Comparative figures are as at December 31, 2003.

(4)	Excludes non-cash gains and losses on financial instruments.

(5)	Success rate excludes oil sands evaluation wells.

Review of Operations

Kaybob

In the Kaybob Operating Unit, Paramount participated in the drilling of 25 (18.2 net) wells, as compared to 18 (11.2 net) wells in the first quarter of 2003. The activity level at Kaybob has continued to increase since the first quarter of 2003 and should continue when drilling operations resume after spring breakup. Nine (8.6 net) of the wells that were rig released in the first quarter were on production by the end of March. Of the remaining wells, 12 (7.3 net) will be tied in during the summer or when ground conditions permit access, two wells (0.3 net) were dry and abandoned and two wells (2.0 net) were not considered economic after completion. Drilling, completion and construction operations planned for early April were suspended prematurely due to spring breakup; a dry summer will assist in resuming these suspended operations.

First quarter 2004 capital spending totaled approximately $29 million, representing 30 percent of the expected 2004 capital budget for the Kaybob area. Approximately $21 million was spent on drilling and completion operations and the remaining $8 million on construction and seismic expenditures. Additional construction capital will be required in the second quarter to tie in wells that were drilled and completed in the first quarter.

Natural gas and crude oil/natural gas liquid production averaged 84 MMcf/d and 2,454 Bbl/d in the first quarter of 2004, as compared to the 2003 annual average of 79 MMcf/d and 2,451 Bbl/d. First quarter production volumes were down slightly from budgeted expectations as a result of downtime over a period of extremely cold weather, which restricted field operations. Second quarter production should continue the upward trend when field operations are resumed and we are able to complete the tie in of 8 MMcf/d of net gas production shut-in due to spring breakup. The heat content of the natural gas produced from the Kaybob area is relatively high and, as a result, Paramount receives a premium price for this production.

The majority of activities for the remainder of the year will be focused on down-spacing opportunities and the optimization of existing well bores and infrastructure to add production. Finding and development costs and operating costs should decline throughout the year as Paramount continues to capitalize on developing reserves within existing infrastructure.

Grande Prairie

During the first quarter of 2004, Paramount continued to grow its undeveloped land and prospect position in the Mirage area within the Grande Prairie Operating Unit. This region remains highly prospective because of its multi-zone potential in both shallow and conventional medium-depth gas reservoirs. Current net gas volumes in Mirage exceed 15 MMcf/d, in addition to 277 Bbl/d of oil. In the first quarter of 2004 Paramount drilled 5 (4.9 net) shallow gas wells in the Mirage area. Of the five wells, two are currently on production and the remaining three wells are awaiting second quarter tie-ins. The drilling undertaken in the first quarter was of a strategic nature and allowed the Company to assess the size of the shallow gas pool and design the Company’s infrastructure accordingly. In addition to drilling and completion activities, a second compressor was installed at Mirage to handle increasing natural gas production.

Production at Saddle Hills has met Paramount’s expectations. As a result of the environmental sensitivity of this area, Paramount has agreed with the respective provincial government agencies to restrict further drilling, completion and infrastructure development until late third and early fourth quarter of 2004. Several wells are planned on a deep Devonian play in this area, some of which have been already licensed. Natural gas production volumes are currently at 8 MMcf/d, with 125 to 150 Bbl/d of associated liquids production.

New production in the Berry Lake project area came onstream March 19, 2004, with the tie in of seven wells, three of which were drilled during the 2004 winter season, via the expansion of a major pipeline. Current natural gas production is 2 MMcf/d with 3 MMcf/d of additional developed gas volumes currently limited by firm service availability at the nearest gas plant. An expansion of the compression facility at Martin Creek should be completed by the end of the second quarter.

Six wells were drilled in Goose River during the 2004 winter program. One of these wells has been tied in, one has yet to be completed, two are awaiting fracture stimulation, one is awaiting evaluation, and one was abandoned. Owing to the difficult access in this area and early spring break up, operations ceased in early March 2004.

Northwest Alberta

In Northwest Alberta and Cameron Hills, Northwest Territories, Paramount participated in the drilling of 22 (14.5 net) wells, the completion of 20 (14.1 net) wells, and the tie-in of 14 (10.5 net) wells during the first quarter of 2004. Total area capital expenditures of $24 million for the first quarter consisted of $13 million on drilling and completions, $9 million on facilities and well tie-ins, and $2 million on land and seismic. No additional drilling or construction is currently being forecast in the Northwest Alberta core area for the remainder of the year due to seasonal access restrictions.

Drilling activities were delayed at the start of the quarter due to warmer than usual weather in Haro and Cameron Hills, and equipment availability in Bistcho. Delays were also experienced during the completion phase as a result of a general shortage of services. These delays, in addition to an earlier than usual spring breakup, prevented the conclusion of Paramount’s evaluation of four oil wells in Cameron Hills, and one Bistcho well tie in had to be postponed to the following winter.

Net production for the quarter averaged 547 Bbl/d of liquids and 15 MMcf/d of natural gas. Corrosion identified in the Bistcho treater at turnaround and the subsequent repairs resulted in a month of lost oil production from Cameron Hills during the first quarter. Gas production from Cameron Hills and Bistcho was lost for a week during turnaround.

An increase of 4 MMcf/d in net production from Haro is expected in the second quarter when the related expanded facilities are commissioned, and wells drilled during the first quarter are put on production.

Liard, N.W.T. / Northeast British Columbia

Production from this area averaged 10 MMcf/d for the first quarter. Development drilling activity was concentrated on the Chevron non-operated property at Liard. The 3K-29 location was drilled and is being evaluated for a possible sidetrack opportunity. The 2M-25 location spud on March 31, 2004 and is planned for tie in during the third quarter 2004.

On the exploration side, Paramount drilled six exploratory locations in Northeast British Columbia ranging in depth from 700 to 3,200 meters. Three of these wells were encouraging and warrant either tie in or potential follow-up drilling. Anadarko has finished their farm-in program at Arrowhead, N.W.T., with one well cased and a second well cased and completed.

At Colville Lake, three wells were drilled and cased during the first quarter. Completion operations extended into April and results from all the wells are currently being evaluated. One of these locations is a follow-up to the successful wells drilled at Nogha last year, while the other two are exploratory locations. Paramount is continuing to evaluate various development scenarios for the Colville Lake area.

Southern

Production in the first quarter of 2004 from the Southern Operating Unit averaged 10 MMcf/d and 1,917 Bbl/d. Paramount participated in 6 (3.5 net) wells in the unit with an 83 percent success rate; five wells were in the Chain/Craigmyle area, and one in Champion. The unit also participated in 10 (8.78 net) completions of existing wellbores: five in Chain/Craigmyle, two in Retlaw, two in Sylvan Lake and one in Champion. These recompletions experienced an 80 percent success rate.

This quarter marked a milestone as our first coalbed-methane gas well was put on production in the Chain/Craigmyle area. The Horseshoe Canyon coal gas play has expanded significantly in the last two quarters throughout south central Alberta with a multitude of companies announcing projects, and new production coming on daily. Paramount is well positioned with its land base and infrastructure in Chain to take advantage of this play.

After production declines in the previous four quarters due to dispositions, the Southern Operating Unit is well-positioned to increase production volumes in 2004. Activities are planned in the next three quarters on most operated properties in southern Alberta, Saskatchewan, North Dakota and Montana.

Heavy Oil

Paramount acquired 20 sections of oil sands leases in the Thornbury area in January, continuing to build an inventory of Athabasca oil sand prospects. Paramount now holds lands on five separate prospects, including very prospective channel sands in Leismer and Surmont.

Paramount successfully drilled 17 oil sands evaluation wells during the first quarter in our Leismer, Pelican Lake and Surmont areas. All wells encountered bitumen as forecast, leading to technology evaluation through 2004 and further delineation drilling in 2005.

As part of the ongoing Gas-over-Bitumen Technical Solution Committee, Paramount initiated an integrated review of gas pools in the Surmont area since shut-in. The study will be the most intensive combined review of geological interpretation and engineering simulation performed in the Athabasca oil sands. The study, a joint venture with several other companies and the Alberta Government, will be completed in Q2 2004 and will lead to new strategies on gas and bitumen production within the Surmont area.

Financial

Petroleum and natural gas sales before hedging totaled $105.5 million for the three months ended March 31, 2004, as compared to $150.9 million for the comparable period in 2003. The decrease is due primarily to lower production volumes as a result of the disposition of substantially all of Paramount’s Northeast Alberta properties to Paramount Energy Trust in the first quarter of 2003, as well as other property dispositions during 2003. Cash flow for the first quarter of 2004 totaled $59.6 million or $1.00 per basic share as compared to $58.5 million or $0.97 per basic share in the first quarter of 2003. The increase is due to reduced interest costs as a result of lower average debt levels, offset by lower net revenues. Cash flow per Boe improved significantly as compared to the comparable period in 2003, mainly as a result of positive cash hedging gains as compared to a loss in the 2003 period.

Net earnings for the three months ended March 31, 2004 totaled $3.2 million or $0.05 per basic and diluted share, as compared to earnings of $0.3 million or $0.01 per basic share for the comparable period in 2003. The increase in earnings is a result of lower depletion and depreciation expenses, as well as a future income tax recovery of $5.2 million attributed to a one percent reduction in Alberta corporate income tax rates, mitigated partially by lower net revenues. Paramount also incurred an unrealized foreign exchange loss on US debt of $2.6 million in the current quarter.

Outlook

Cash flow in 2004, based on current commodity prices, continues to be forecast to be about $240 million or approximately $4.00 per basic share, which is essentially equal to the capital expenditure budget. Paramount has budgeted a total of $240 million for capital expenditures for

2004 and first quarter expenditures of $112 million are in line with this budget. Q1 2004 production levels are slightly below budgeted levels but annual production volumes are still forecast to meet the projected average of 160 MMcf/d and 6,000 Bbl/d (32,500 BOE/d) with the expectation that the shortfall will be made up through the rest of the year. Expansions in Kaybob and Grande Prairie have resulted in a more balanced capital program. Our property inventory consists of a number of all-season access opportunities, and over half of our capital budget will be spent during the remainder of the year.

A conference call will be held with the senior management of Paramount Resources Ltd. to answer questions with respect to the first quarter results on Thursday, May 6, 2004 at 9:00 a.m. MST. To participate please call 1- 888-575-8232 or 1-416-406-6419 approximately 15 minutes before the call is to begin.

The conference call will be live webcast from www.paramountres.com or www.companyboardroom.com.

A replay of the conference call will be available from an hour after the call until May 13, 2004. The number for the replay is 1-800-408-3053 or 1-416-695-5800 with passcode number 3050430.

The conference call will be available for replay on the Company website, www.paramountres.com within two hours of the webcast.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C. H. (Clay) Riddell, Chairman and Chief Executive Officer
J. H. T. (Jim) Riddell, President and Chief Operating Officer
B. K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600
Fax:(403) 262-7994

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the three months ended March 31, 2004.

The following discussion of financial position and results of operations should be read in conjunction with the interim unaudited consolidated financial statements and related notes for the three months ended March 31, 2004, as well as the audited consolidated financial statements and related notes and MD&A for the year ended December 31, 2003.

This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, reserve estimates, production estimates, hedging policies, asset retirement costs, the size of available income tax pools, the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.

Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future dismantlement and asset retirement, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Included in this MD&A are references to financial measures such as cash flow from operations (“cash flow”) and cash flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Cash flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP as an indicator of the Company’s performance.

In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

The date of this MD&A is April 30, 2004.

Additional information on the Company can be found on the SEDAR website at www.sedar.com.

Paramount is an exploration, development and production company with established operations in Alberta, British Columbia, Saskatchewan, the Northwest Territories, Montana, North Dakota and California. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

REVENUE & PRODUCTION

	Three months ended March 31
Revenue (thousands of dollars)	2004	2003
Natural gas	$83,879	$120,405
Oil and natural gas liquids	21,625	30,527

Petroleum and natural gas revenue	105,504	150,932
Gain (loss) on financial instruments	(6,462)	(29,392)
Other	1,072	1,123

Gross revenue	$100,114	$122,663

Natural gas revenue for the three months ended March 31, 2004 decreased 30 percent to $83.9 million as compared to $120.4 million for the comparable quarter in 2003. The decrease in natural gas revenue results primarily from lower production levels combined with lower natural gas prices received during the quarter. Paramount’s average natural gas sales price before hedging decreased 6 percent to $6.54/Mcf as compared to $6.93/Mcf in the comparable quarter in 2003. Natural gas production volumes for the quarter decreased 27 percent to 141 MMcf/d as compared to 193 MMcf/d for the comparable quarter in the prior year, primarily as a result of the disposition of natural gas assets in Northeast Alberta (the “Trust assets”) to Paramount Energy Trust (the “Trust”) in the first quarter of 2003, as well as other property dispositions during 2003. Total natural gas production volumes remained unchanged at 141 MMcf/d as compared to the fourth quarter of 2003, as production increases in the Kaybob area were offset by a scheduled, maintenance-related facility shut-down in Northwest Alberta and lower natural gas production in Northeast BC. The Company experienced delays in bringing on additional new production at Kaybob due to an early spring break-up; new deliverability in certain fields was also constrained by a lack of capacity at surrounding facilities. Nevertheless, the Company is pleased with the overall results to date of the Kaybob infill drilling program, and expects to further add to production volumes in the area through the remainder of 2004.

Oil and natural gas liquids (“NGL”) revenue during the period decreased 29 percent to $21.6 million as compared to $30.5 million for the comparable quarter in 2003, primarily due to lower production levels combined with lower commodity prices as compared to the first quarter of 2003. Paramount’s average oil and NGL sales price before hedging was $41.87/Bbl for the quarter as compared to $42.98/Bbl in the comparable quarter in 2003. Oil and NGL sales volumes decreased 28 percent to average 5,675 Bbl/d for the quarter as compared to 7,892 Bbl/d for the comparable quarter in 2003, primarily as a result of the sale of Sturgeon Lake and other minor oil properties in 2003, partially offset by new oil production at Cameron Hills. Oil and NGL production volumes for the current quarter were off 3 percent from the 5,877 Bbl/d produced in the fourth quarter of 2003. The decrease is largely attributable to scheduled, maintenance-related plant shut-downs in the Northwest Alberta operating unit.

MARKETING

Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing forward commodity price contracts. This risk management program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s average annual production volumes.

At March 31, 2004, Paramount had the following forward commodity price contracts in place:

AECO	Price	Term

10,000 GJ/d	$5.51	April 2004 — October 2004
10,000 GJ/d	$5.55	April 2004 — October 2004
20,000 GJ/d	$5.80	April 2004 — October 2004
10,000 GJ/d	$5.81	April 2004 — October 2004
10,000 GJ/d	$5.86	April 2004 — October 2004
10,000 GJ/d	$5.25-$6.80 collar	April 2004 — October 2004
10,000 GJ/d	$5.25-$6.75 collar	April 2004 — October 2004

WTI

1,000 Bbl/d	US$24.07	May 2002 — April 2004
1,000 Bbl/d	US$25.00-$30.25 collar	January 2004 — December 2004

The Company also has in place foreign exchange forward contracts, which have fixed the exchange rate on US $21.0 million for CDN $30.1 million over the next two years at CDN $1.4337.

On January 1, 2004, the Company adopted the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 — Hedging Relationships and Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheet as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and, accordingly, has used mark-to-market accounting for these instruments.

As a result of applying these recommendations, the Company recorded deferred financial instrument gains and losses at January 1, 2004 of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses will be recognized in the earnings over the term of the related contracts. Amortization for the three months ended March 31, 2004 totaled $1.0 million for the deferred financial instrument loss and $0.8 million for the deferred financial instrument gain, for a net decrease in earnings before tax of $0.2 million.

In addition, the Company recorded a financial instrument liability at March 31, 2004 with a fair value of $10.0 million, respectively. This amount reflects the unrealized change in fair value of Paramount’s forward contracts during the quarter.

The total loss on financial instruments for the quarter of $6.5 million is comprised of the afore-mentioned mark to market before tax loss on forward contracts of $10.0 million and net amortization expense of $0.2 million, offset by cash gains on financial instruments of $3.7 million related to monthly settlements with counterparties. This represents a 78 percent decrease from the $29.4 million loss on financial instruments incurred in the first quarter of 2003.

	Three months ended March 31
Cash Netbacks Per Unit of Production ($/Boe)	2004	2003
Gross revenue before financial instruments	$40.14	$42.14
Royalties	7.88	8.65
Operating costs	6.96	5.23

Operating netback	25.30	28.26

(Gain) loss on financial instruments (1)	(1.41)	8.15
General and administration (2)	1.98	1.32
Interest (3)	1.54	2.22
Lease rentals	0.46	0.21
Current and Large Corporations tax	0.29	0.15

Cash flow netback	$22.44	$16.21

(1)	Excluding unrealized gains and losses on financial instruments.

(2)	Excluding non-cash general and administrative expenses.

(3)	Excluding non-cash interest expense

ROYALTIES

Royalties, net of ARTC, totaled $20.9 million for the three months ended March 31, 2004, as compared to $31.2 million for the comparable period in 2003, due largely to decreased natural gas revenues. As a percentage of revenue, royalties averaged 19.8 percent in current quarter as compared to 20.7 percent for first quarter of 2003. The decreased rate results from the lower Alberta natural gas reference prices experienced during the current quarter.

OPERATING COSTS

For the three months ended March 31, 2004, operating costs totaled $18.5 million compared to $18.9 million during the same period a year earlier.

On a unit-of-production basis, in comparison to the first quarter of 2003, average operating costs increased 33 percent to $6.96/Boe, as a result of scheduled facility maintenance and repair costs in the Northwest Alberta core area. In 2003, scheduled facility maintenance charges in Northwest Alberta were primarily incurred in the second quarter. As compared to the fourth quarter of 2003, unit operating costs decreased 16 percent. Unit costs for the previous quarter were $8.25/Boe, and were affected by $3.6 million or $1.32/Boe of non-recurring charges, including post-closing adjustments related to the Sturgeon Lake property disposition, as well as expenses stemming from the settlement of a dispute with a facility operator.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
General and Administrative Expenses (thousands of dollars)	2004	2003
General and administrative expenses	$4,884	$4,627
Stock-based compensation expensed	956	141

Total general and administrative expenses	$5,840	$4,768

General and administrative expenses totaled $5.8 million for the three months ended March 31, 2004, as compared to $4.8 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses before costs associated with stock-based compensation increased to $1.84/Boe as compared to $1.28/Boe for the quarter ended March 31, 2003. Paramount has increased its head-office staffing levels in the past year in order to enable the Company to identify and develop new core areas and build its production portfolio, as well as to ensure compliance with the new corporate and reporting obligations in Canada and the United States. Paramount does not capitalize any general and administrative expenses.

INTEREST EXPENSE

Interest expense totaled $4.3 million, a 46 percent decrease from $8.0 million in the first quarter of 2003. In the comparative quarter, the Company’s average debt level was significantly higher than in 2004, until the disposition of assets to the Trust on March 11, 2003.

DEPLETION AND DEPRECIATION

Depletion and depreciation (“D&D”) expense decreased 10 percent to $42.1 million from $46.9 million for the three months ended March 31, 2003, primarily due to lower production levels, offset by a higher depletion and depreciation rate. On a unit-of-production basis, depletion and depreciation costs increased to $15.87/Boe as compared to $12.99/Boe for the first quarter of 2003, due primarily to the addition of capital costs previously excluded from the depletable base, as well as the addition to capital costs resulting from the implementation of CICA Handbook Section 3110 — Asset Retirement Obligation, described in Note 2 to the unaudited consolidated financial statements. Expired mineral leases included in first quarter D&D expense totaled $2.9 million (2003 — $2.7 million).

Capital costs associated with undeveloped land and exploratory, non-producing petroleum and natural gas properties of $229.6 million are excluded from costs subject to depletion (2003 — $356.2 million).

INCOME TAX

At December 31, 2003, the Company had accumulated tax pools of approximately $495 million, which will be available for deduction in 2004 in accordance with Canadian income tax regulations at varying rates of amortization. Paramount does not expect to pay current income taxes in 2004.

CASH FLOW AND EARNINGS

	Three months ended March 31
(thousands of dollars, except per share amounts)	2004	2003
Cash flow from operations	$59,554	$58,489
Cash flow from operations per share — basic	$1.00	$0.97
— diluted	$0.99	$0.97

Net earnings	$3,179	$314
Earnings per share — basic	$0.05	$0.01
— diluted	$0.05	$0.01

Cash flow from operations totaled $59.6 million, representing a 2 percent increase from the $58.5 million reported for the corresponding period in 2003. The increase is due to reduced interest costs as a result of lower average debt levels, offset by lower net revenues.

Net earnings for the three months ended March 31, 2004 totaled $3.2 million compared to $0.3 million reported for the same period a year earlier. The increase in earnings is a result of lower depletion and depreciation expenses, as well as a future tax recovery of $5.2 million attributed to a 1 percent reduction in Alberta income tax rates, mitigated partially by lower net revenues. Paramount also incurred a non-cash unrealized foreign exchange loss on US debt of $2.6 million in the current quarter.

QUARTERLY INFORMATION

	Three months ended
(thousands of dollars, except per share amounts)	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Net revenues	$79,179	$77,697	$66,004	$65,127
Net earnings (loss)	$3,173	$11,296	$(7,851)	$(1,436)
Net earnings (loss) per share — basic	$0.05	$0.18	$(0.13)	$(0.02)
— diluted	$0.05	$0.18	$(0.13)	$(0.02)

	Three months ended
(thousands of dollars, except per share amounts)	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002
Net revenues	$91,446	$110,180	$95,780	$110,206
Net earnings (loss)	$314	$(41,399)	$6,180	$26,614
Net earnings (loss) per share — basic	$0.01	$(0.70)	$0.10	$0.45
— diluted	$0.01	$(0.70)	$0.10	$0.44

Quarterly net revenues in 2004 and 2003, as compared to 2002 quarters, reflect lower production volumes as a result of the disposition of the Trust assets in the first quarter of 2003, partially offset by generally higher commodity prices. 2003 quarterly earnings have been adjusted to give effect to the retroactive application of the new Canadian Institute of Chartered Accountants Handbook Section 3110 — Asset Retirement Obligation, which is described in Note 2 to the unaudited consolidated financial statements.

The net loss of $41.4 million in the fourth quarter of 2002 is primarily due to dry hole costs and impairment charges on non-core properties recorded in the quarter.

Net earnings of $26.6 million for the three months ended June 30, 2002 include Surmont compensation received of $38.0 million and a gain on sale of the investment in Peyto Exploration of $24.5 million, mitigated partially by a write-down of US petroleum and natural gas properties of $40.0 million.

CAPITAL EXPENDITURES

	Three months ended March 31
	2004		2003
Wells Drilled	Gross (1)	Net (2)	Gross (1)	Net (2)
Natural Gas	81	59	67	48
Oil	4	4	5	5
Oil sands evaluation	17	17	—	—
Dry	4	2	5	4

Total	106	82	77	57

(1)	“Gross” wells means the number of wells in which Paramount has a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

During the three months ended March 31, 2004, Paramount participated in the drilling of 106 gross wells (82 net), compared to 77 gross wells (57 net) during the same period in 2004. Drilling activity for the quarter was concentrated in Kaybob (25 gross wells, 18 net, 92 percent net success rate) and Grande Prairie (22 gross wells, 21 net, 95 percent net success rate), as well as in Paramount’s bitumen leases in Northeast Alberta.

	Three months ended March 31
Capital Expenditures (thousands of dollars)	2004	2003
Land	$6,722	$2,206
Geological and geophysical	3,992	748
Drilling	70,200	39,307
Production equipment and facilities	30,855	10,148

Exploration and development expenditures	$111,769	$52,409
Proceeds received on property dispositions	(3,165)	(271,668)
Other	226	275

Net capital expenditures	$108,830	$(218,984)

For the three months ended March 31, 2004, exploration and development expenditures totaled $111.8 million, as compared to $52.4 million for the comparable quarter in 2003. Higher capital expenditures are due to a larger number of net wells drilled in the current quarter, and were enabled by increased financial flexibility as a result of the US debt issued in October 2003. Capital additions for the quarter were concentrated in the Kaybob and Grande Prairie core areas.

Property dispositions in 2003 include the disposition of the Trust assets for net consideration of $246.4 million.

DEFERRED REVENUE

During the first quarter of 2004, Paramount recognized in revenue $4.0 million of deferred revenue related to the early settlement of natural gas hedging contracts, as compared to $2.5 million for the comparable period in the prior year. In accordance with AcG 13, the Company will continue to defer gains or losses arising from the early termination of contracts for which hedge accounting is used and amortize the balances over the life of the initial contract.

LIQUIDITY AND CAPITAL RESOURCES

Debt

The Company issued U.S. $175 million of 7 7/8 percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

The Company has a $203 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance or LIBOR rates plus an applicable margin, dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company may request an extension on the revolving credit facility of up to 364 days, subject to the approval of the lenders. To the extent that any lenders participating in the syndicate do not approve the 364-day extension, the amount due to those lenders will convert to a one-year non-revolving term loan with principal due in full on March 31, 2006. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

The Company has an office building which was acquired as a result of the acquisition of Summit Resources Limited. The building is mortgaged at an interest rate of 6.15 percent over a term of 5 years ending December 31, 2007.

Long-term debt, including current portion, increased to $346.4 million at March 31, 2004, compared to $298.6 million at December 31, 2003, primarily as a result of capital expenditures in the period of $111.8 million, or $52.8 million in excess of cash flow for the quarter. Paramount’s capital program is generally at its highest level during the first three months of the year, as certain of the Company’s core areas are only accessible during the winter months. For the remainder of 2004, Paramount expects that cash flow from operations will exceed capital expenditures.

The Company’s working capital deficiency at March 31, 2004, excluding the current portion of long-term debt, was $36.5 million (December 31, 2003 — $9.1 million). Paramount will likely continue to show a working capital deficiency on its balance sheet, as receivables related to petroleum and natural gas sales are collected in 30 days, whereas joint venture partners and suppliers are typically paid on 60 day terms.

Share Capital

During the quarter 146,250 stock options were exercised for cash consideration of $0.4 million; this amount was charged to general and administrative expenses.

Pursuant to its Normal Course Issuer Bid, Paramount repurchased 803,700 common shares for cancellation in the first quarter of 2004 at an average price of $11.07 per common share. Subsequent to March 31, 2004, the Company repurchased an additional 825,800 common shares at an average price of $12.72 per common share. Common shares outstanding at April 30, 2004 totaled 58,465,100.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has a 99 percent interest in a drilling partnership, which has a long-term operating lease on two drilling rigs operating in western Canada. The Company entered into the partnership in order to secure access to drilling rigs during peak demand periods.

Paramount’s share of net operating income from the partnership amounted to $0.2 million in the first three months of 2004 (2003 — $0.5 million), which has been recorded in Paramount’s consolidated statement of earnings.

RELATED PARTY TRANSACTIONS

In the first quarter of 2003, the Company transferred certain natural gas assets in Northeast Alberta to the Trust, a related party. The transaction is described in Note 3 to the consolidated financial statements.

RISKS AND UNCERTAINTIES

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.

Accounting for Petroleum and Natural Gas Operations

Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

Reserve Estimates

Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Paramount’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligation. If reserve estimates decline, the rate at which the Company records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future of if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset Retirement Obligation

The asset retirement obligation recorded in the consolidated financial statements is based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. Paramount periodically assesses the realizability of its future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the future tax assets will not be realized, the tax asset would be reduced by a valuation allowance.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

The CICA recently issued a draft of Accounting Guideline 15 — Consolidation of Variable Interest Entities. The guideline requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect the implementation of this guideline to have a material impact on its consolidated financial statements.

Consolidated Balance Sheets

	March 31	December 31
(thousands of dollars)	2004	2003
	(unaudited)	(restated-note 2)
ASSETS (note 4)
Current Assets
Short-term investments (market value: 2004 — $18,552; 2003 — $17,265)	$17,652	$16,551
Accounts receivable	82,434	82,363
Financial instruments (note 2 and 6)	4,095	—
Prepaid expenses	2,298	2,282

	106,479	101,196

Property, Plant and Equipment
Property, plant and equipment, at cost	1,557,191	1,459,004
Accumulated depletion and depreciation	(457,075)	(421,697)

	1,100,116	1,037,307

Goodwill	31,621	31,621
Other Assets (note 4)	6,943	7,006

	$1,245,159	$1,177,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$128,672	$110,339
Financial instruments (note 2 and 6)	14,300	—
Current portion of long-term debt (note 4)	1,468	1,450

	144,440	111,789

Long-term debt (note 4)	344,930	297,111
Asset retirement obligations (note 2)	65,417	61,554
Deferred revenue	—	3,959
Future income taxes	199,471	206,684

	609,818	569,308

Commitments and contingencies (note 6)
Shareholders’ Equity
Share capital (note 5)
Issued and outstanding 59,290,900 common shares (2003 — 60,094,600 common shares)	197,702	200,274
Contributed surplus	1,333	746
Retained earnings	291,866	295,013

	490,901	496,033

	$1,245,159	$1,177,130

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings and Retained Earnings (unaudited)

	Three Months Ended March 31
(thousands of dollars except per share amounts)	2004	2003
		(restated-note 2)
Revenue
Petroleum and natural gas sales	$105,504	$150,932
Gain (loss) on financial instruments (note 6)	(6,462)	(29,392)
Royalties (net of ARTC)	(20,935)	(31,217)
Other income	1,072	1,123

	79,179	91,446

Expenses
Operating	18,487	18,866
Interest	4,338	8,001
General and administrative	5,840	4,768
Lease rentals	1,234	775
Geological and geophysical	3,992	748
Dry hole costs	3,015	5,821
Gain on sales of property and equipment	(445)	(271)
Accretion of asset retirement obligations (note 2)	1,246	1,057
Depletion and depreciation	42,140	46,864
Unrealized foreign exchange loss on US debt (note 4)	2,590	—

	82,437	86,629

Earnings (loss) before taxes	(3,258)	4,817

Income and other taxes (note 7)
Large Corporations Tax and other	776	547
Future income tax (recovery) expense	(7,213)	3,956

	(6,437)	4,503

Net earnings	3,179	314
Retained earnings, beginning of period (note 2)	295,013	355,912
Adjustment on disposition of assets to a related party (note 3)	—	(1,388)
Dividends declared (note 3)	—	(51,000)
Redemption of share capital (note 5)	(6,326)	—
Adoption of new accounting policies (note 2)	—	(4,127)

Retained earnings, end of period	$291,866	$299,711

Net earnings per common share
— basic	0.05	0.01
— diluted	0.05	0.01

Weighted average common shares outstanding (thousands)
— basic	59,560	59,998
— diluted	60,209	60,072

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31
(thousands of dollars)	2004	2003
		(restated-note 2)
Operating activities
Net earnings	$3,179	$314
Add (deduct) non-cash items
Depletion and depreciation	42,140	46,864
(Gain) loss on sales of property and equipment	(445)	(271)
Accretion of asset retirement obligations	1,246	1,057
Future income tax (recovery) expense	(7,213)	3,956
Amortization of other assets	258	—
Non-cash general and administrative expenses	587	—
Non-cash loss on financial instruments	10,205	—
Unrealized foreign exchange loss on US debt	2,590	—
Add items not related to operating activities
Dry hole costs	3,015	5,821
Geological and geophysical	3,992	748

Cash flow from operations	59,554	58,489
Decrease in deferred revenue	(3,959)	(2,460)
Asset retirement obligation expenditure	(63)	—
Decrease in other assets	(195)	—
Change in non-cash operating working capital	(32,199)	(28,527)

	23,138	27,502

Financing activities
Current and long term debt — draws	69,989	10,000
Current and long term debt — repayments	(24,742)	(211,968)
Shareholder loan	—	(33,000)
Share capital — issued	—	10,317
Share capital — repurchased	(8,898)	—

	36,349	(224,651)

Cash flow (used in) provided by operating and financing activities	59,487	(197,149)

Investing activities
Property, plant and equipment expenditures	(111,996)	(52,684)
Proceeds on sale of property, plant and equipment	3,165	222,832
Change in non-cash investing working capital	49,344	27,001

Cash flow (used in) provided by investing activities	$(59,487)	$197,149

Decrease (increase) in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	—	—

Income taxes paid	17,877	5,466
Interest paid	1,555	7,415

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(all tabular amounts expressed in thousands of dollars)

Paramount Resources Ltd. (“Paramount” or the “Company”) is involved in the exploration and development of petroleum and natural gas primarily in western Canada. The interim consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Paramount’s Annual Report for the year ended December 31, 2003.

The preparation of interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in a manner consistent with accounting policies utilized in the consolidated financial statements for the year ended December 31, 2003, except as noted below:

2.	CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets.

Under this new recommendation, the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair-value of the retirement obligations, are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time, and is recognized as accretion expense in the consolidated statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the Company’s earnings in the period in which the settlement occurs.

As a result of this change, net earnings for the three months ended March 31, 2004 decreased by $0.3 million ($0.01 per share). The site restoration liability as at December 31, 2003 increased by $40.4 million and property, plant and equipment, net of accumulated depletion, increased by $31.1 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligation, recorded retroactively.

The undiscounted asset retirement obligation at March 31, 2004 is $109.1 million (December 31, 2003 — $104.8 million). The Company’s credit adjusted risk free rate is 7.875%.

Financial Instruments

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/U.S. dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments” (“EIC 128”) establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the consolidated balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships,

(“AcG 13”), which was effective for years beginning after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

The Company’s policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, the Company has determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount, including the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The Company assesses the effectiveness of the derivative on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair value of derivative financial instruments designated as hedges are not reflected in the consolidated financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the consolidated balance sheet with changes in the fair value recognized in earnings during the period.

As at January 1, 2004, the Company had elected not to designate any of its financial instruments as hedges under AcG 13 and has fair-valued the derivatives and recognized the gains and losses on the consolidated balance sheet and statement of earnings. The impact on the Company’s consolidated financial statements at January 1, 2004, resulted in the recognition of financial instrument assets with a fair value of $3.3 million, a financial instrument liability of $1.8 million for a net deferred gain on financial instrument of $1.5 million (note 6).

3.	DISPOSITION OF ASSETS TO PARAMOUNT ENERGY TRUST

During the first quarter of 2003, the Company completed the formation and structuring of Paramount Energy Trust (the “Trust”) through the following transactions:

a)	On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

b)	On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to shareholders of Paramount’s common shares of record on the close of business on February 11, 2003.

c)	On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

As the transfer of the Initial Assets and the Additional Assets (collectively the “Trust Assets”) represented a related party transaction not in the normal course of operations involving two companies under common control, the transaction has been accounted for at the net book value of the Trust Assets as recorded in the Company. Details are as follows:

Natural gas properties	$244,433
Future income tax liability	4,070
Site restoration liability	(5,900)
Costs of disposition	10,430
Adjustment to retained earnings	(6,638)

Net proceeds on disposition	$246,395

In connection with the creation and financing of the Trust and the transfer of natural gas properties to the Trust, the Company incurred costs of approximately $10.4 million. These costs have been included as a cost of disposition.

During 2003, the Company disposed of a minor non-core property to the Trust. The related party transaction was accounted for at the net book value of the assets, with an adjustment to retained earnings of $0.3 million.

4.	LONG-TERM DEBT

Current portion of long-term debt as at:

	March 31,	December 31,
	2004	2003
Drilling rig indebtedness — current interest rate of 6.00% (2003 — 6.82%)	$1,151	$1,138
Mortgage — interest rate of 6.15%	317	312

	$1,468	$1,450

The Company has letters of credit totaling $19.9 million (December 31, 2003 — $10.3 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

Long-term debt:

	March 31,	December 31,
	2004	2003
U.S. Senior Notes — interest rate of 7.875%	$229,477	$226,887
Credit facility — current interest rate of 3.6% (2003 — 4.5%)	105,929	60,350
Drilling rig indebtedness — current interest rate of 6.00% (2003 — 6.82%)	3,187	3,456
Mortgage — interest rate of 6.15%	6,337	6,418

	$344,930	$297,111

The Company issued U.S. $175 million of 7 7/8 percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness. For the three months ended March 31, 2004, an unrealized foreign exchange loss of $2.6 million (2003 — nil) was recognized on the consolidated statement of earnings.

The Company incurred $7.1 million of financing charges in 2003 related to the issuance of the senior notes. The financing charges are capitalized to other assets and amortized evenly over the term of the notes.

The Company has a $203 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company may request an extension on the revolving credit facility of up to 364 days, subject to the approval of the lenders. To the extent that any lenders participating in the syndicate do not approve the 364-day extension, the amount due to those lenders will convert to a one-year non-revolving term loan with principal due in full on March 31, 2006. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

The Company has an office building that is mortgaged at an interest rate of 6.15 percent over a term of 5 years ending December 31, 2007.

5. SHARE CAPITAL

Authorized Capital

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

Issued Capital

Common Shares	Number	Consideration
Balance December 31, 2002	59,458,600	$190,193
Stock options exercised during the year	710,000	10,317
Shares repurchased — at carrying value	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(803,700)	(2,572)

Balance March 31, 2004	59,290,900	$197,702

The Company instituted a Normal Course Issuer Bid to acquire a maximum of 5 percent of its issued and outstanding shares commencing May 15, 2003, and ending May 14, 2004. During the three months ended March 31, 2004, 803,700 shares were purchased pursuant to the plan at an average price of $11.07 per share. $6.3 million has been charged to retained earnings related to share repurchase price in excess of the carrying value of the shares.

Subsequent to March 31, 2004, the Company re-purchased 825,800 common shares at an average price of $12.72 per share.

Stock Option Plan

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the date of issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at March 31, 2004, 5.9 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.5 million options are outstanding, exercisable to September 30, 2008, at prices ranging from $8.91 to $12.51 per share.

	Three months ended
Stock options	March 31, 2004
	Average
	grant price	Options
Balance, beginning of period	$9.64	3,632,000
Granted	11.51	78,000
Exercised	9.73	(146,250)
Cancelled	9.57	(27,500)

Balance, end of period	$9.68	3,536,250

Options exercisable, end of period	$10.86	949,625

During the three months ended March 31, 2004, 146,250 stock options were exercised for cash consideration of $0.4 million, which has been charged to general and administrative expense (2003 — nil).

The following table summarizes information about stock options outstanding at March 31, 2004:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price
$8.91-9.80	2,432,750	3	$9.02	255,125	$9.00
$10.01-12.51	1,103,500	2	$11.14	694,500	$11.55

Total	3,536,250	3	$9.68	949,625	$10.86

6.	FINANCIAL INSTRUMENTS

As disclosed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments that are not designated as accounting hedges was recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts. Changes in fair value associated with those financial instruments are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to March 31, 2004.

March 31,
2004
Financial instrument asset	$4,095
Financial instrument liability	(14,300)

Net financial instrument liability	$(10,205)

	Net deferred
	amounts on	Mark-to-market
	transition	gain/loss	Total
Fair value of contracts, January 1, 2004	$(1,450)	$1,450	$—
Change in fair value of contracts recorded on transition, still outstanding at March 31, 2004	—	(4,727)	(4,727)
Amortization of the fair value of contracts as at March 31, 2004	(218)	—	(218)
Fair value of contracts entered into during the period	—	(5,260)	(5,260)

Unrealized loss on financial instruments	$(1,668)	$(8,537)	$(10,205)

Realized gain (loss) on financial instruments for the period ended March 31, 2004			3,743

Net gain (loss) on financial instruments for the period ended March 31, 2004			$(6,462)

(a)	FOREIGN EXCHANGE CONTRACTS

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US $21.0 million for CDN $30.1 million over the next two years at CDN $1.4337. The US$/CDN$ closing exchange rate was 1.3113 as at March 31, 2004 (December 31, 2003 — 1.2965).

		Weighted average
Year of settlement	U.S. dollars	exchange rate
2004	$9,000	1.4337
2005	12,000	1.4337

	$21,000	1.4337

At January 1, 2004, the Company recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at March 31, 2004, was a gain of $2.6 million. The change in fair value, a $0.7 million loss, and $0.8 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

(b)	COMMODITY PRICE CONTRACTS

At March 31, 2004, the Company has entered into financial forward sales arrangements as follows:

AECO	Price	Term

10,000 GJ/d	$5.51	April 2004 — October 2004
10,000 GJ/d	$5.55	April 2004 — October 2004
20,000 GJ/d	$5.80	April 2004 — October 2004
10,000 GJ/d	$5.81	April 2004 — October 2004
10,000 GJ/d	$5.86	April 2004 — October 2004
10,000 GJ/d	(collar) $5.25-$6.80	April 2004 — October 2004
10,000 GJ/d	(collar) $5.25-$6.75	April 2004 — October 2004

WTI

1,000 Bbl/d	US$24.07	May 2002 — April 2004
1,000 Bbl/d	(collar) US$25.00-$30.25	January 2004 — December 2004

At January 1, 2004, the Company recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The fair value of these contracts at March 31, 2004, was a loss of $5.8 million. The change in fair value, a $4.0 million loss, and $1.0 million amortization of the deferred loss have been recorded in the consolidated statement of earnings. At March 31, 2004, a $5.3 million loss was recorded in the consolidated statement of earnings related to the fair value of financial contracts entered into after January 1, 2004. No deferred gains or losses were recorded related to these financial contracts.

7.	INCOME TAXES

In March, 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate by 1 percent, effective January 1, 2004. The change is considered substantively enacted for the purposes of Canadian GAAP and, accordingly, the Company’s future income tax liability has been reduced by $5.2 million. The effect of this reduction has been recognized in the future income tax recovery for the three month period ended March 31, 2004.

8.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s financial statement presentation.